Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a press release dated March 4, 2026 by Xanadu Quantum Technologies Inc. (“Xanadu”) and Crane Harbor Acquisition Corp. (“Crane Harbor”) announcing Xanadu’s hosting of its Analyst day on March 4, 2026 (the “Analyst Day”), and in which the business combination between Crane Harbor and Xanadu Quantum Technologies Limited (“NewCo”) was discussed.

Xanadu Hosts Analyst Day Highlighting Strategic Milestones and Path to Public Listing

NEW YORK, March 04, 2026 (GLOBE NEWSWIRE) -- Xanadu Quantum Technologies Inc. (“Xanadu”), a leading photonic quantum computing company, today is hosting its 2026 Analyst Day at the Nasdaq MarketSite in New York, in advance of the anticipated closing of its previously announced business combination with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC).

“We are encouraged by the level of interest from the financial community as we host our Analyst Day today,” said Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “As we move closer to becoming a publicly listed company, we recognize that our photonic approach to quantum computing represents a new and differentiated opportunity in the public markets. With scalable networking demonstrated and peer reviewed, and a path toward commercialization, we believe Xanadu is ready for this next chapter.”

Key Themes to Be Discussed at Analyst Day

During the event, Xanadu’s leadership team will outline its investment thesis and strategic roadmap, including:

●	Expected to be the first pure-play, publicly listed photonic quantum computing company, offering differentiated exposure to a credible path to scalability[1]

●	Category-leading technical position, having built the first networked, modular and scalable quantum computer, Aurora, positioning Xanadu closest to practical error correction[2]

●	PennyLane is a leading hardware-agnostic quantum software platform, enabling developers to work in Python and connect quantum directly with AI and classical systems

●	Targeting meaningful end-customer commercialization by 2029+, underpinned by a full-stack platform spanning proprietary hardware and software and strategic partnerships

●	Well-capitalized post-closing, having completed multiple successful funding rounds and the largest quantum PIPE since 2022 (US$275M), providing resilience and optionality[3]

●	Deeply technical leadership team and post-closing board, combining expertise in photonic chip design and systems engineering with prior public company experience

[1]	Pending closing of the proposed transaction.

[2]	Based on first publication in a peer-reviewed journal of an experimental demonstration of a scalable, modular, networked quantum computer.

[3]	Subject to customary closing conditions, including the closing of the deSPAC transaction.

Management will also highlight its capital allocation priorities, including plans to fund research and development (“R&D”) and engineering activities across the technology stack, expand manufacturing readiness and supply-chain capacity, invest in advanced packaging, integration, and test-and-measure capabilities, support productization and commercialization initiatives, and provide for working capital and general corporate purposes.

Transaction Overview and Capital Structure

As previously announced, Xanadu is advancing its business combination with Crane Harbor and a newly formed public company, Xanadu Quantum Technologies Limited (“NewCo”), which is expected to trade on the Nasdaq and the Toronto Stock Exchange under the ticker symbol “XNDU” following the closing of the transaction, which was submitted to shareholders of Xanadu and will be submitted to shareholders of Crane Harbor for their consideration at the extraordinary general meeting scheduled for March 19, 2026, and is subject to stock exchange approvals and other customary closing conditions.

The proposed transaction implies:

●	Approximately $3.1 billion pro forma enterprise value

●	Approximately $455 million of expected net cash at closing, assuming no redemptions[4]

The proposed transaction is expected to close in the first quarter of 2026.

Webcast Information

A live webcast of the Analyst Day will be available beginning at 9:00 a.m. ET today at:

●	https://app.webinar.net/9PwE0wg0Dod

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

[4]	Crane Harbor cash-in-trust plus PIPE investment and Xanadu cash less illustrative expenses.

About Crane Harbor Acquisition Corp

Crane Harbor Acquisition Corp is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account (as of September 30, 2025), assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration at the special meeting scheduled for March 19, 2026. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus that has been distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. The Registration Statement was publicly filed and declared effective by the SEC on February 27, 2026, and a definitive proxy statement/prospectus and other relevant documents have been mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: Xanadu becoming a publicly listed company; Xanadu’s readiness for the next chapter; the expectation that Xanadu will be the first pure-play, publicly listed photonic quantum computing company; the target of achieving meaningful end-customer commercialization by 2029; Xanadu’s post-closing capital position; the stock exchanges on which the shares of the combined company are expected to trade; the pro forma enterprise value; the expectation that the transaction will close in the first quarter of 2026; and proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology which faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu's ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu's internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this press release or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction are set forth in proxy statement/prospectus filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and its subsequent filings with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

Press Contact:

press@xanadu.ai

Investor Relations:

investors@xanadu.ai

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